SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

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FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3189

E-MAIL ADDRESS
etolley@stblaw.com

December 15, 2009

Re: Team Health Holdings, Inc.
       Form S-1; File No. 333-162347

Larry Spirgel
Ajay Koduri
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Messrs. Spirgel and Koduri:

This letter confirms the discussions this morning between Ed Tolley and Ryan Bekkerus of this firm and Mr. Koduri of the Staff. The Company's controlling shareholder, which is also the sole selling shareholder, may wish to reduce the number of shares to be sold by it in the offering from 9.33 million shares to zero. We expect, in turn, that the number of shares to be issued by the Company will increase so that it receives net proceeds approximately equal to or greater than that described in the preliminary prospectus and Amendments No. 3 and No. 4 to the S-1. We expect the price to be either at the low end of the range or, if not, no more than 20% below the low end of the price range per SEC Telephone Interpretation No. 92. In our opinion, if that were to happen, a recirculation of the prospectus or an additional pre-effective amendment would not be required under the Securities Act of 1933, the S-1 could be declared effective as is and the final terms of the offering could be included in the final prospectus filed pursuant to Rule 430A. Although the reduction and reallocation to the Company of a portion of the number of shares to be sold by the selling shareholder would fall outside of the 20% reallocation that is described in SEC Telephone Interpretation No. 95, any resulting changes to the disclosure with respect to the Company would not be material. As illustrated by an example where the selling shareholder did not sell any of its shares and the Company increased the primary portion of the offering to 13 million shares with an assumed offering price of $13 per share, the Company would receive $158.0 million in net proceeds (vs. $146.1 million as currently described) and would be able to fully accomplish the use of proceeds that it had previously disclosed in the preliminary prospectus and Amendments No. 3 and No. 4 to the S-1. Indeed, the Company would actually be able to redeem a larger amount of indebtedness and further reduce its leverage

after giving effect to such adjusted offering terms. Thus, the full debt amount previously disclosed to be repaid ($136.5 million), plus an additional amount, would be repaid and the Company's cash position would not be reduced. If the price were reduced to $12 per share, the Company would issue additional shares in excess of 13 million shares so that the net proceeds to be received by the Company would still be approximately equal to or greater than $146.1 million. While the public float would be reduced from 20 million to approximately 13 million shares if the selling shareholder does not sell its shares, the bookrunners have informed the Company that a reduction from 20 million shares to approximately 13 million shares would not have a material adverse effect on the trading market for the shares. Further, the selling shareholder would continue to be fully invested, which will be viewed as a positive result as the controlling shareholder will retain its equity in the Company and continue to be invested along side the new investors. Finally, we also note that in the sections of the preliminary prospectus and Amendments No. 3 and No. 4 to the S-1 (such as "Use of Proceeds," "Capitalization" and "Dilution") that would be affected by any changes in the primary portion of the offering, the Company had previously included sensitivity analyses to provide investors with a guide as to what the effects would be of an increase or decrease in the size and price of the offering.

For the foregoing reasons, in our opinion, neither a recirculation of the prospectus nor a pre-effective amendment is required under the Securities Act of 1933, the S-1 can be declared effective as is and the final terms of the offering could be included in the final prospectus filed pursuant to Rule 430A. Had the registration statement previously been declared effective by the Staff, we believe these changes would be permitted to be reflected in the final prospectus pursuant to the Instruction to paragraph (a) of Rule 430A. We also believe that the Staff should permit the S-1 to be declared effective as is and reflect any such adjustments in the final prospectus. The investors will be informed of any such re-allocation, the total number of shares offered and the final price in the customary pricing term sheet that will be conveyed to investors after the S-1 has been declared effective and prior to confirming sales. We have been advised by the underwriters' counsel, Cravath, Swaine & Moore LLP, that it concurs in our view.

Please contact Edward P. Tolley III at (212) 455-3189 with any further questions regarding the foregoing.

Very truly yours,

Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

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